Exhibit 99.1

APTORUM GROUP BECOMES THE FIRST NASDAQ LISTED BIOPHARMACEUTICAL COMPANY ADMITTED TO TRADING ON EURONEXT PARIS STOCK EXCHANGE UNDER THE TICKER SYMBOL APM

(New York)— Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group”), a biopharmaceutical company focusing on the development of novel therapeutics to address global unmet medical needs, today is pleased to announce that its Class A Ordinary Shares has commenced trading on the Professional Compartment of Euronext in Paris under the Euronext ticker symbol “APM” and ISIN Code: KYG6096M1069. Aptorum Group’s Class A Ordinary Shares continues to be listed on the Nasdaq Global Market under the symbol APM.

The 7,950,986 Class A Ordinary Shares of Aptorum Group got admitted to trading on Euronext market in Paris after Aptorum Group received a visa for its prospectus granted by the French Autorité des Marchés Financiers on 16 July 2020.

Reed Smith LLP acts as Aptorum Group’s legal advisor and listing agent. BNP Paribas Securities Services acts as Aptorum Group’s trading agent.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle current unmet medical needs. Aptorum Group’s current drug pipeline includes indications in orphan diseases, infectious diseases and metabolic diseases, a number of which are targeted to enter clinical trial phases. Aptorum Group is also launching a women’s health supplement, dioscorea opposita bioactive nutraceutical tablets marketed under the brand name NativusWell®.

For more information about Aptorum Group, please visit our website: www.aptorumgroup.com.

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Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This annoucement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future and the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and could be materially different from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This press release is provided ”as is” without any representation or warranty of any kind.

Investor relations contacts

Aptorum Group limited Investor Relations Department: Tel: +852 3953 7700 Email: investor.relations@aptorumgroup.com	Actifin – Financial Communications Europe Investor relations Ghislaine Gasparetto ggasparetto@actifin.fr +33 1 56 88 11 22
Redchip – Financial Communications United States Investor relations RedChip Companies, Inc. dave@redchip.com +1 407 491 4498

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